

Mail Stop 3720

April 22, 2016

Dicky Cheung
Chief Executive Officer
Credit One Financial, Inc.
80 Wall Street, Suite 818
New York, NY 10005

> **Re:** **Credit One Financial, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed April 18, 2016**
> **File No. 000-50320**

Dear Mr. Cheung:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K, as amended

We note that the Public Company Accounting Oversight Board ("PCAOB") has revoked the registration of your prior auditor. You can find a copy of the order on the PCAOB's website at http://pcaobus.org/Enforcement/Decisions/Documents/105-2016-014-Krusick.pdf.

1. Please file an Item 4.02 Form 8-K within 4 business days of this letter to disclose the non-reliance on the financial statements from 2010 to 2014 due to the lack of auditor independence. In addition, clearly describe the reasons for the lack of auditor independence for the periods affected.

2. As this auditor is no longer registered with the PCAOB, you may not include audit reports or consents in your filings with the Commission on or after the date of deregistration.

Therefore, please file an amended 2015 Form 10-K to include a re-audit of the 2013 and 2014 financial statements by an independent audit firm that is currently registered with the PCAOB. This filing should clearly describe the reason for the amendment and the circumstances surrounding the lack of auditor independence that gave rise to it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accounting Branch Chief, at (202) 551-3828, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications